Exhibit (a) (8)

                IN THE CIRCUIT COURT FOR THE CITY OF BUENA VISTA


ADOLPH FEUERSTEIN, Complainant,       )
                                      )
v.                                    )
                                      )
JOSEPH M. MAGLIOCHETTI,               )
BENJAMIN F. BAILAR, A. CHARLES        )
BAILLIE, EDMUND M. CARPENTER,         )
ERIC CLARK, GLEN H. HINER,            )
JAMES P. KELLY, MARILYN R.            )
MARKS, RICHARD B. PRIORY,             )
FERNANDO M. SENDEROS,                 )   Chancery No. CH 03-__________
CHERYL W. GRISE,                      )
                                      )
                  Defendants,         )
                                      )
- and -                               )
                                      )
DANA CORPORATION,                     )
                                      )
                  Nominal Defendant   )

               BILL OF COMPLAINT FOR SHAREHOLDER DERIVATIVE ACTION

      Complainant Adolph Feuerstein ("Complainant") by his counsel, alleges upon knowledge with respect to himself and his own acts, and upon information and belief as to all other matters, as follows:

                             SUMMARY OF THIS ACTION

      1. On July 8, 2003, ArvinMeritor, Inc. ("ArvinMeritor") announced a tender offer (the "Tender Offer") to acquire all of the outstanding common stock of nominal defendant Dana Corporation ("Dana," or the "Company") for $15 per share in cash, an aggregate price of approximately $2.5 billion for the common equity of the Company. ArvinMeritor is an Indiana


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corporation with its principal place of business at 2135 West Maple Road, Troy,
Michigan, 48084-7186. ArvinMeritor is a global supplier of integrated systems, modules, components, and applications serving various industries. ArvinMeritor intends to effectuate the Tender Offer through its wholly-owned subsidiary, Delta Acquisition Corporation, a Virginia Company.

     2. The Tender Offer represents a 55.7 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted a written proposal for a business combination to Dana, and a 24.9 percent premium over the closing price of Dana's common stock on July 7, 2003.

     3. Since ArvinMeritor contacted Dana, the Company has refused ArvinMeritor's proposals for a business combination and has refused to negotiate with ArvinMeritor. Dana's Board of Directors (the "Individual Defendants") has instead embarked upon a campaign to entrench itself and continues its unfounded control over Dana despite the Individual Defendants' fiduciary duties to act in the best interests of the Company and not their own.

     4. Because ArvinMeritor's proposed acquisition of Dana (the "Proposed Acquisition") offers substantial value to the Company's shareholders, the Individual Defendants' refusal to negotiate or even to discuss the details of ArvinMeritor's proposal constitutes an unreasonable response to the Proposed Acquisition, and violates the Individual Defendants' fiduciary duties to the Company and its shareholders.

                             JURISDICTION AND VENUE

      5. This Court has jurisdiction over the Company because Dana is incorporated under the laws of the Commonwealth of Virginia, and over the Individual Defendants because, among


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other reasons, they are directors of a Virginia corporation, and they are subject to jurisdiction under Virginia Code ss. 8.01-328.1.

     6. Venue is proper in this Court under Virginia Code ss. 8.01.262(3) because Dana conducts business in Buena Vista, Virginia, at its office located at 3200 Green Forest Avenue. This office, a division of Dana, manufacturers automotive and light truck axles. Upon information and belief, the office has approximately 300 employees.

      7. On or about July 8, 2003, ArvinMeritor, Inc. and Delta Acquisition Corp. filed against defendants in this Court a Bill of Complaint for Injunctive and Declaratory Relief (Buena Vista Cir. Ct. docket no. CH03-000037) alleging in four counts, inter alia, various breaches by defendants of their fiduciary duties. This is a related case.

                                   THE PARTIES

     8. Complainant Adolph Feuerstein, is a resident of New York, and at all times relevant to this action, held and still holds, shares of Dana. Complainant will fairly and adequately represent the interests of the Corporation in enforcing the rights of the Corporation.

     9. Nominal defendant Dana, is Virginia Corporation with its principal executive offices at 4500 Dorr Street, Toledo, Ohio, 43615. Dana is a global supplier of modules, systems, and components serving various industries. As of April 25, 2003, Dana had approximately 148,620,000 shares of common stock outstanding. Dana's shares trade on the New York Stock Exchange and the Pacific Exchange. Upon information and belief, fewer than 500 of Dana's employees are located in Virginia, with approximately 300 located at the office in Buena Vista.

     10. Upon information and belief, Dana does not own any real property in Virginia.



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     11. Defendant Joseph M. Magliochetti is Chairman of the Dana Board and the
Company's Chief Executive Officer, President, and Chief Operating Officer.

     12. Defendant Benjamin F. Bailar is a director of Dana.

     13. Defendant A. Charles Baillie is a director of Dana.

     14. DefendantEdmund M. Carpenter is a director of Dana.

     15. Defendant Eric Clark is a director of Dana.

     16. Defendant Glen H. Hiner is a director of Dana.

     17. Defendant James P. Kelly is a director of Dana.

     18. Defendant Marilyn R. Marks is a director of Dana.

     19. Defendant Richard B. Priory is a director of Dana.

     20. Defendant Fernando M. Senderos is a director of Dana.

     21. Defendant Cheryl W. Grise is a director of Dana.

                               FACTUAL BACKGROUND

    DANA'S CURRENT FINANCIAL CONDITION

     22. Dana has not performed well as its stock price has languished. In June 1999, Dana's stock was trading at more than $54 per share. Over the next four years, Dana's stock lost substantial value, closing at $9.63 on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal to Dana.

     23. Upon information and belief, due to its substantial financial difficulties, Dana undertook a restructuring program nearly two years ago, in September 2001. However, this restructuring plan has led only to plant closings and to lost jobs for Dana employees, as Dana itself has acknowledged:



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      Among the elements of the restructuring are a workforce reduction of more than 15 percent and the planned closure or consolidation of more than 30 facilities. Through June 30, [2002,] Dana had reduced its permanent workforce by approximately 8 percent, closed 14 facilities, and announced plans to close 14 others.

(Dana Corp., Press Release (July 17, 2002)).

      Dana has reduced its permanent workforce by approximately 9 percent, closed 18 facilities, and announced plans to close 16 others from the inception of the restructuring plan announced one year ago through Sept. 30, 2002.

(Dana Corp., Press Release (Oct. 25, 2002)).

     24. Dana's dismal performance under the Individual Defendants' watch has not improved. As of February 12, 2003, the Company closed 28 of its facilities as part of its restructuring program. (Dana Corp., Press Release (Feb. 12, 2003)).

     25. The ArvinMeritor Tender Offer represents a substantial improvement by offering 55.7 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal to Dana.

THE INDIVIDUAL DEFENDANTS STONEWALL ARVINMERITOR

     26. Despite the clear-cut, substantial economic benefits for Dana's shareholders and Dana's significant financial struggles in the hands of its current management, the Individual Defendants dismissed ArvinMeritor's proposal without due and sufficient consideration. Such conduct violated the Individual Defendants' fiduciary duties to act in the best interests of the Company and its shareholders.

     27. ArvinMeritor first conveyed its interest in acquiring Dana for $14 per share in cash to Defendant Magliochetti, Dana's Chairman, Chief Executive Officer, President, and Chief



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Operating Officer, during a telephone conversation on June 4, 2003 (the "June 4,
2003 Conversation").

     28. Defendant Magliochetti's reaction was immediate and adverse to Dana's shareholders. He refused to discuss ArvinMeritor's proposal. Instead, twice during the June 4, 2003 Conversation, Defendant Magliochetti stated emphatically that Dana was "not for sale."

     29. This rejection of ArvinMeritor's proposal was not based on discussions with the other Individual Defendants or any other employees or advisors of the Company. As such, Defendant Magliochetti's rejection of ArvinMeritor's proposal was uninformed and constituted a violation of his fiduciary duties to the Company.

     30. On June 4, 2003, Larry D. Yost, the Chairman and Chief Executive Officer of ArvinMeritor, sent a letter to Defendant Magliochetti (the "June 4, 2003 Letter") memorializing ArvinMeritor's proposal of June 4, 2003. The letter noted that the price offered by ArvinMeritor represented a premium of 45 percent over the closing price of Dana's common stock on June 3, 2003.

     31. The June 4, 2003 Letter also noted that, as an alternative to the proposal advanced earlier that day, ArvinMeritor was "prepared to consider a mix of cash and stock consideration if it will facilitate a transaction." The June 4, 2003 Letter further stated that "[i]f you are willing to work with us to consummate a transaction expeditiously, we may be prepared to analyze further whether a higher value is warranted."

     32. Mr. Yost also indicated in the June 4, 2003 Letter that "[i]f you or any of your directors have any questions about our proposal, please feel free to give me a call. I will make myself available at any time." In violation of their fiduciary duties, however, none of the


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Individual Defendants have accepted Mr. Yost's invitation to discuss the issues raised in his letters.

     33. On June 12, 2003, Defendant Magliochetti telephones Mr. Yost (the "June 12, 2003 Conversation") to express that Dana was not interested in a business combination with ArvinMeritor. On June 12, 2003, Defendant Magliochetti also sent a letter (the "June 12, 2003 Letter") to ArvinMeritor stating that Dana did not have any interest in pursuing a sale transaction with ArvinMeritor. Upon information and belief, the Individual Defendants failed to give ArvinMeritor's offer due consideration, and in violation of their fiduciary duties, took action to entrench themselves in office to retain substantial benefits and perquisites such offices extended to them.

     34. On June 16, 2003, Mr. Yost sent a letter to Defendant Magliochetti and to Dana's Board (the "June 16, 2003 Letter") repeating ArvinMeritor's interest in pursuing a transaction with Dana. In addition, Mr. Yost further explained the significant benefits to both companies' shareholders of a merger between ArvinMeritor and Dana.

As the letter noted,

     The combination of ArvinMeritor and Dana will create a stronger Tier One supplier company providing numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a more significant global enterprise. Together, ArvinMeritor and Dana will become a true industry leader with the strategic position that will allow us to better serve our customers, employees and shareholders...

     In addition to the compelling strategic fit of our respective product portfolios, a business combination of our two companies will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own. We believe these benefits will better


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     position us to compete and succeed in the increasingly competitive automotive supply industry.

(June 16, 2003 Letter).

      35. The June 16, 2003 Letter also stated that ArvinMeritor was "flexible in considering a mix of cash and stock consideration if it will facilitate a transaction," and again noted that ArvinMeritor "may be prepared to analyze further whether a higher value is warranted." In further violation of their fiduciary duties, the Individual Defendants refused to meet with ArvinMeritor or even discuss ArvinMeritor's proposal.

      36. The Individual Defendants' refusal to consider ArvinMeritor's proposal or to attempt to negotiate the terms of the deal violates their fiduciary duties to the Company. ArvinMeritor's proposal is available to all Dana shareholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature, and ArvinMeritor has made clear that it intends to acquire any shares not tendered in response to the Tender Offer for the same price of $15 per share in cash in a second-step merger. The Tender Offer provides Dana shareholders with the opportunity to realize a 55.7 percent premium over the closing price of their shares on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and a 24.9 percent premium over the closing price of their shares on July 7, 2003.

      37. Notwithstanding the fair and non-coercive nature of the Proposed Acquisition, the substantial premium that ArvinMeritor is offering to Dana's shareholders and Dana's impaired financial condition under its current management, on June 19, 2003 only three days after ArvinMeritor sent its second letter to Defendant Magliochetti - ArvinMeritor received a letter


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from Defendant Magliochetti (the "June 19, 2003 Letter") reiterating that Dana had no interest in pursuing a sale transaction with ArvinMeritor.

      38. In addition, despite ArvinMeritor's clear offer to negotiate the terms of the proposed Acquisition, the June 19, 2003 Letter - like the June 12, 2003 Letter - conveyed an absolute refusal to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor. Upon information and belief, this knee-jerk reaction arises from the Individual Defendants' efforts to entrench themselves at the expense and to the detriment of Dana's shareholders.

     39. The Individual Defendants have a large financial stake in preventing the Proposed Acquisition. Upon information and belief, Dana's directors awarded themselves, as well as the Company's officers, significant numbers of stock options in order to reap substantial personal gains at the expense of Dana's shareholders. Due to the mismanagement of the Company by the Board and Dana's officers, upon information and belief, the vast majority of those options are currently "under water" - the price at which they may be exercised is higher than Dana's stock price as of July 7, 2003 and the price per share of the Tender Offer. The Individual Defendants, upon information and belief, are acting to entrench themselves in an effort to hang on in the unfounded hope that, at some point, their options will have value, or that they will have time to issue themselves new options at a lower exercise price in order to enrich, themselves. The Individual Defendants and Dana's management, upon information and belief, are not willing to relinquish control and the ability to issue themselves new options, notwithstanding that relinquishing such control would be in the best interests of those who own the Company - the shareholders.


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      40. ArvinMeritor cannot complete its acquisition of Dana unless the
Individual Defendants - voluntarily or by direction of the Court - remove or render inapplicable Dana's anti-takeover devices, including Dana's shareholder rights plan (the "Poison Pill").

DANA'S POISON PILL

      41. On April 25, 1995, the Company adopted its Poison Pill pursuant to a Rights Agreement (the "Rights Agreement") with Chemical Mellon Shareholder Services, L.L.C. (the predecessor in interest to Bank of New York). The term of the Poison Pill extends until July 25, 2006.

      42. On April 15, 1996, the Company's Board declared a dividend of one preferred share purchase right (the "Right") for each outstanding share of common stock, par value $1 per share, of the Company. The dividend became payable on July 25, 1996 to the shareholders of record on that date.

     43. The primary purpose of the Poison Pill is to allow the holders of the Rights, under certain circumstances, to purchase shares of Dana's common stock at a deep discount. In this way, the Poison Pill enables the holders of the Rights to dilute the interests in Dana of a person or group of affiliated persons (an "Acquiring Person") who has acquired, obtained the right to acquire, or commenced or announced an intention to commence a tender offer or exchange offer for, 15 percent or more of the outstanding shares of Dana's common stock.

      44. Each Right entitles the holder, except for the Acquiring Person, to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), at a price of $110 per one one-thousandth of a Preferred Share, subject to adjustment (the "Purchase Price"). The Rights do not become



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exercisable, and separate certificates representing the rights (the "Rights
Certificates") are not distributed, unless and until the earlier to occur of:

            a) ten days after a public announcement or notice to the Company that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of common stock of the Company; or

            b) ten business days (or such later date as may be determined by action of the Board prior to such time a person becomes an Acquiring Person) after the commencement of, or the announcement of an, intention to make, a tender offer or exchange offer for 15 percent or more of the outstanding shares of the Company's common stock.

     45. The Rights do not have any economic value until the occurrence of a "Flip-In Event" or a "Flip-Over Event." A Flip-In Event occurs if and when a holder of Dana stock becomes an Acquiring Person. At that point, all Rights other than those held by the Acquiring Person "flip-in" and become discount rights which entitle the holders to purchase Dana common stock at a steep discount, thereby diluting the interests of the Acquiring Person. Specifically, each right that "flips-in" become exercisable for shares of the Company's common stock with a value equal to twice the Right's exercise price. Thus, for the exercise price of $110, the holder of a Right other than an Acquiring Person may purchase Dana common stock having a market value of $220 - a 50 percent discount to market price.

      46. If and when Dana engages in a merger or a sale of 50 percent or more of its assets (a "Flip-Over Event"), the Rights then "flip-over." Following a Flip-Over Event, each holder of


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the Rights - other than the Acquiring Person - will be entitled to receive shares of the acquiring company. In particular, upon exercising the Rights at their then-current exchange price, the holders will be entitled to receive that number of shares of common stock of the acquiring company with a market value, at the time of such event, of twice the exercise price of the Right. In this way, the Company's shareholders come to significantly dilute the percentage of the acquiror's stock that the acquiror's original stockholders held.

      47. The Individual Defendants have the authority to redeem the Rights, at a redemption price of $0.01 per Right, at any time before an Acquiring Person acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock.

      48. The existence of the Rights effectively preclude ArvinMeritor from consummating the Tender Offer, regardless of the extent to which Dana's shareholders wish to sell their shares pursuant to the Tender Offer. Unless the Individual Defendants redeem the Rights, ArvinMeritor's acceptance of the shares tendered pursuant to its Tender Offer (i) will result in it becoming an Acquiring Person, (ii) will make the Rights exercisable for shares of Dana's common stock at a discount of 50 percent of their market value, (iii) will make the Tender Offer economically infeasible for ArvinMeritor to accomplish, and
(iv) will deprive Dana's shareholders of the ability to benefit from the Proposed Acquisition.

      49. The Individual Defendants' failure to redeem the Right and thus maintain themselves in office constitute violations of the their fiduciary duties.
                              DERIVATIVE CLAIM FOR
                            BREACH OF FIDUCIARY DUTY


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      50. Complainant repeats and realleges each of the foregoing allegations as if fully set forth herein.

      51. Complainant brings this claim derivatively in the right and for the benefit of Dana to redress injuries suffered and to be suffered by the Company as a direct result of the violations of fiduciary duties by the Individual Defendants. In particular, Complainant seeks redress for the injuries suffered and to be suffered by the Company by virtue of, inter alia, the actions undertaken and measures approved and or endorsed by the Individual Defendants which were and are motivated solely or primarily for purposes of entrenchment.

      52. Complainant has not made any demand on the present Board of Directors of the Company to institute this action because such demand would be futile and is thereby excused for the following reasons:

               (1) The Individual Defendants are not disinterested with respect to their refusal to disable the Poison Pill, and their summary, uninformed rejections of the ArvinMeritor offers were undertaken unlawfully, in bad faith and with the primary purpose and effect of entrenchment. The design and effect of the Individual Defendants' conduct and its timing, demonstrate that a basic motive of taking these actions and implementing these measures was to secure the Individual Defendants in their positions and emoluments within the Company. The Individual Defendants' summary, uninformed rejections of the recent premium offer have clear anti-takeover purposes and consequences. Under the circumstances, the Individual Defendants - in approving and implementing these steps - have



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                    acted with a sole or primary motive to perpetuate themselves in their positions of control within the corporate structure and to benefit themselves and other members of Dana's executive management with whom they are closely allied.

            (2) The Individual Defendants are further interested in these transactions because each receives substantial salaries, bonuses, payments, benefits, and/or other emoluments by virtue of service on the Board. The Individual Defendants have thus benefitted and will continue to benefit from the wrongs herein alleged and have acted to preserve their positions of dominance and control and the perquisites thereof, and are incapable of exercising independent business judgment in deciding whether to bring this action.

            (3) In addition to being self-interested, the Individual Defendants - in taking the actions and approving the measures described above - fundamentally failed to exercise sound and proper business judgment. The Individual Defendants, inter alia, have failed to exercise due care in formulating and approving their conduct in a manner not in the best interests of the Company and its public shareholders.

            (4) As a result of the acts and conduct described above, the Individual Defendants are not fully informing themselves, are not acting in good faith and have deliberately and/or recklessly breached their fiduciary and other common law duties which they owe to the Company. Among other things,


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                  the unlawful failure to consider ArvinMeritor's offer with due care and simultaneous decision to maintain the Poison Pill, have the effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control and represents an ill-considered, hasty reaction which did not satisfy the directors' duty to obtain adequate information before rejecting a bona fide acquisition proposal. Defendants are manipulating Dana's corporate machinery and abusing their positions of control for purposes of securing their positions and control.

            (5) To the extent that the conduct of the Individual Defendants is based upon what they perceive to be a threat by a third-party to take over Dana, the Individual Defendants have a heightened fiduciary duty to act in the best interest of the Company's public stockholders and to act reasonably with regard to any such perceived threat. They have recklessly and in bad faith violated such duties.

      53. By virtue of the acts and conduct alleged herein, the Individual Defendants are carrying out a preconceived plan and scheme to entrench themselves in office, and to protect and advance their own personal financial interests at the expense of Dana and its shareholders, acting grossly disproportionately to any real or apparent threat.

      54. By reason of the foregoing, Dana has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

      WHEREFORE, Complainant respectfully demands judgment as follows:


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      A.    Declaring that the Individual Defendants have violated their fiduciary duties to the Company;

      B. Enjoining the Individual Defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

      C. Ordering the Individual Defendants, jointly and severally, to account to the Company for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

      D. Enjoining the Individual Defendants from adopting any further measure that has the effect of improperly impeding, thwarting, frustrating or interfering with the Proposed Acquisition or Tender Offer in a manner inconsistent with their fiduciary duties;

      E. Enjoining the Individual Defendants from taking any action to delay, impede, postpone or thwart the voting or other rights of Dana's shareholders;

      F. Awarding Complainant his costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

      G. Granting Complainant such other and further relief as this Court may deem just and proper.

                             Respectfully Submitted,

                             ADOLPH FEUERSTEIN

                             By Counsel

                             /s/ Garrett M. Smith
                             Garrett M. Smith (Bar # 34162)


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                                 MICHIE, HAMLETT, LOWRY, RASMUSSEN & TWEEL, P.C.
                                 500 Court Square, Suite 300
                                 P.O. Box 298
                                 Charlottesville, VA 22902
                                 Telephone:  (434) 951-7222
                                 Facsimile:  (434) 951-7242

MILBERG WEISS BERSHAD
 HYNES & LERACH LLP

Steven G. Schulman
Seth D. Rigrodsky
One Pennsylvania Plaza, 49th Floor
New York, NY  10119
Telephone:  (212) 594-5300
Facsimile:  (212) 868-1229

FRUCHTER & TWERSKY

Jack Fruchter
One Pennsylvania Plaza
New York, New York 10119
Telephone:  (212) 279-5050
Facsimile:  (212) 279-3655

ATTORNEYS FOR COMPLAINANT

Dated:      Charlottesville, Virginia
            July 10, 2003

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